Exhibit 21.1

Subsidiaries of the Registrant

As of January 31, 2026, Phreesia, Inc. had four significant subsidiaries as defined in Rule 1-02(w) of Regulation S-X.

Name of Entity	Jurisdiction of Incorporation
AccessOne Parent Holdings, Inc.	Delaware
AccessOne Holdings, Inc.	Delaware
AccessOne MedCard, Inc.	North Carolina
AccessOne Funding, LLC	Delaware